NEWS FOR IMMEDIATE RELEASE

MANITOWOC ANNOUNCES SECOND-QUARTER 2002 FINANCIAL RESULTS

Company Reports Record Second-Quarter Revenues,
Net Earnings Climb 37 Percent

MANITOWOC, WI - July 18, 2002 - The Manitowoc Company, Inc. (NYSE: MTW) today announced record revenues and sharply higher net earnings for the second quarter ended June 30, 2002. Net sales increased 16 percent to $346.2 million, from $298.2 million for the same period in 2001. Net earnings climbed 37 percent to $20.1 million, or 81 cents per diluted share, compared with $14.6 million, or 60 cents per diluted share, in the second quarter of 2001. Net earnings would be up 12 percent if the extraordinary charge in the second quarter of last year was excluded.

For the first six months of 2002, net sales increased 23 percent to $647.6 million, from $527.6 million in 2001. Earnings before the extraordinary loss and cumulative effect of change in accounting principle, excluding a charge taken during the first quarter of 2002 for closure and consolidation costs associated with Multiplex, were $29.1 million, or $1.17 per diluted share, compared with $27.8 million, or $1.13 per diluted share, in 2001. Earnings before the cumulative effect of change in accounting principle, including the consolidation charge related to Multiplex, were $26.7 million, or $1.07 per diluted share. The impact of the change in accounting principle on the company's first quarter and year-to-date results was due to the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Further information is disclosed in the company's Form 8-K filed with the Securities and Exchange Commission on June 25, 2002.

"Although we continue to face a challenging economy, each of Manitowoc's business segments performed well during the quarter," said Terry D. Growcock, president and chief executive officer. "This is a tribute to our strategic acquisitions, successful new-product introductions, market-share gains, and strong management guiding each of our operations."

Second-quarter highlights include:

♦ Record Q2 revenues and strong earnings performance;
♦ Generation of $8.8 million in EVA;
♦ The completion of the Multiplex consolidation;
♦ The introduction of 25 new foodservice products at the National Restaurant Association trade show;
♦ Launching our twelfth seagoing buoy tender for the U.S. Coast Guard;
♦ The appointment of Glen Tellock as president of Manitowoc Crane Group; and
♦ The celebration of Manitowoc's centennial anniversary on June 27.

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Manitowoc Announces Second-Quarter 2002 Results / 2

Business Segment Results
Both net sales and operating earnings for the Crane segment increased 20 percent to $160.1 million and $21.6 million, respectively. Excluding the additional month's results from Potain in the second quarter of 2002, net sales in the second quarter of 2002 were up 1 percent, and operating earnings rose 4 percent versus the same period last year. "We are pleased that our Crane segment once again outperformed the crane industry, which has continued to be soft this year," Growcock said. "Helping to drive top-line performance was a full quarter of results from Potain, coupled with the shipment of a 1,000-ton capacity Model 21000. Order rates remained strong, particularly in the infrastructure market. As a result, Crane segment backlog held firm at $81.7 million. On the acquisition front, we expect to complete the Grove acquisition during the third quarter."

Foodservice segment sales increased 15 percent to $134.1 million, while operating earnings remained relatively flat for the second quarter. Excluding results from Diversified Refrigeration (DRI), Manitowoc's private-label residential refrigerator business unit, sales and operating earnings in our core foodservice companies increased approximately 2 percent to $106.9 million and $20.0 million, respectively. "Our foodservice business units reported steady improvement throughout the quarter, with earnings growth keeping pace with sales growth," Growcock added. "At DRI, we are arbitrating interpretation of the agreement with our key customer concerning the pass-through of costs related to recent design changes for a new platform of products," Growcock explained. "While it is too early in the process to predict an outcome, we believe our claims have substantial merit. We expect to resolve this matter yet this year."

Net sales in the Marine segment increased 7 percent to $52.1 million, while operating earnings increased 2 percent compared with last year's levels. Despite continued weakness in the ship-repair business, strong demand for shipbuilding and improved cost management have helped to overcome the loss of higher-margin repair work. "As recently announced, the U.S. Coast Guard did not award its Deepwater project to our consortium," said Growcock. "However, the Coast Guard remains one of our best customers, and we are actively pursuing a host of shipbuilding opportunities that include homeland defense and security initiatives, the shipping industry's compliance with OPA '90 legislation, and an active dredging market."

For the second quarter, Manitowoc generated $2.8 million in cash from operations and $8.8 million of EVA. Although both statistics were down compared to the same quarter last year, Manitowoc expects significant year-over-year improvements for the balance of the year. "Since our inventory levels are at projected levels, and accounts receivable are up, we anticipate a sizable increase in cash generation during the third quarter. This stems from a delay in the seasonal upturn of our business, which began later in the second quarter of 2002 than in prior years. Therefore, we still expect that Manitowoc will generate approximately $100 million of operating cash flow for the full year 2002. We also anticipate that EVA for the second half of 2002 should outpace last year's results," Growcock explained. Depreciation and amortization for the quarter totaled $6.1 million, while the company's debt-to-capital ratio edged up slightly to 67.0 percent. Adjusted for currency impact on our euro notes and the non-cash charge for the impact of change in accounting principle, our debt-to-capital ratio would be 61.3 percent at June 30, 2002, down from 65.1 percent at March 31, 2002. Manitowoc's effective tax rate remained constant at 39.0 percent.

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Manitowoc Announces Second-Quarter 2002 Results / 3

Earnings Guidance
"Although we are not forecasting any near-term improvements in our markets, we believe Manitowoc is well-positioned to exceed last year's sales and earnings levels in addition to contributing solid EVA growth for our shareholders this year. Based on this outlook, we once again reaffirm our guidance that full-year 2002 earnings per share before plant consolidation costs, extraordinary expenses, and the cumulative effect of change of accounting principle will range from $2.35 to $2.60," Growcock concluded.

Conference Call
The Manitowoc Company will host a conference call today, July 18, at 10:00 a.m. Eastern Time. The call will also be broadcast live, via the Internet, at Manitowoc's Web site, www.manitowoc.com.

About The Manitowoc Company
The Manitowoc Company, Inc. is a leading producer of lattice-boom cranes and tower cranes for the global construction industry. It is also a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry. In addition, it is the leading provider of ship repair, conversion, and new-building services for the U.S. Great Lakes maritime industry.

Forward-looking Statements
Any statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Potential factors could cause actual results to differ materially from those expressed or implied by such statements. These statements and potential factors include, but are not limited to, those relating to:

Manitowoc's anticipated revenue gains, margin improvements, and cost savings; new foodservice and crane product introductions; results of arbitration; management changes; foreign currency fluctuations; the risks associated with growth; geographic factors and political and economic risks; added financial leverage resulting from the Potain and Grove acquisitions; actions of company competitors; changes in economic or industry conditions generally or in the markets served by our companies; Great Lakes water levels; steel industry conditions; and, the ability to complete and appropriately integrate acquisitions, strategic alliances, and joint ventures.

Information on the potential factors that could affect the company's actual results of operations is included in its filings with the Securities and Exchange Commission, including but not limited to its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Company contact:
Carl J. Laurino
Treasurer and Interim Chief Financial Officer
920-683-8136

THE MANITOWOC COMPANY, INC.
Unaudited Consolidated Financial Information
For the Second Quarter and First Six Months of Calendar Years 2002 and 2001
(In thousands, except per-share data)

INCOME STATEMENT

	QUARTER ENDED June 30		SIX MONTHS ENDED June 30	
	2002	2001	2002	2001
Net sales	$346,205	$298,234	$647,550	$527,585
Cost of sales	255,575	218,460	486,935	391,781
Gross profit	90,630	79,774	160,615	135,804
Engineering, selling & administrative	45,630	37,619	90,403	71,305
Amortization	465	3,152	1,052	5,467
Plant consolidation costs	-	-	3,900	-
Operating earnings	44,535	39,003	65,260	59,032
Interest expense	(11,351)	(8,844)	(21,978)	(12,940)
Other income (expense) - net	(265)	(425)	440	(540)
Earnings before taxes on income	32,919	29,734	43,722	45,552
Provision for taxes on income	12,838	11,799	17,051	17,747
Earnings before accounting change & extraordinary loss	20,081	17,935	26,671	27,805
Accounting Change - net of tax	-	-	(36,800)	-
Extraordinary loss - net of tax	-	(3,324)	-	(3,324)
NET EARNINGS (LOSS)	$ 20,081	$ 14,611	$(10,129)	$ 24,481
BASIC EARNINGS (LOSS) PER SHARE:				
Basic earnings (loss) per share before accounting change & extraordinary loss	$ 0.83	$ 0.74	$ 1.10	$ 1.15
Accounting Change - net of tax	-	-	(1.51)	-
Extraordinary loss - net of tax	-	(0.14)	-	(0.14)
BASIC EARNINGS (LOSS) PER SHARE	$ 0.83	$ 0.60	$ (0.42)	$ 1.01
DILUTED EARNINGS (LOSS) PER SHARE:				
Diluted earnings (loss) per share before accounting change & extraordinary loss	$ 0.81	$ 0.73	$ 1.07	$ 1.13
Accounting Change - net of tax	-	-	(1.49)	-
Extraordinary loss - net of tax	-	(0.13)	-	(0.13)
DILUTED EARNINGS (LOSS) PER SHARE	$ 0.81	$ 0.60	$ (0.42)	$ 1.00
AVERAGE SHARES OUTSTANDING:				
Average Shares Outstanding - Basic	24,319	24,269	24,302	24,266
Average Shares Outstanding - Diluted	24,892	24,563	24,835	24,550

SEGMENT SUMMARY

	QUARTER ENDED June 30		SIX MONTHS ENDED June 30	
	2002	2001	2002	2001
Net sales:				
Cranes and related products	$160,062	$133,146	$307,758	$217,404
Foodservice products	134,077	116,454	236,853	217,699
Marine	52,066	48,634	102,939	92,482
Total	$346,205	$298,234	$647,550	$527,585
Operating earnings (loss):				
Cranes and related products	$ 21,562	$ 17,963	$ 35,017	$ 29,326
Foodservice products	21,153	21,354	30,528	30,895
Marine	5,945	5,855	11,872	10,423
General corporate expense	(3,660)	(3,017)	(7,205)	(6,145)
Amortization	(465)	(3,152)	(1,052)	(5,467)
Foodservice plant consolidation	-	-	(3,900)	-
Total	$ 44,535	$ 39,003	$ 65,260	$ 59,032